UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40258

HIGH TIDE INC.

(Registrant)

11127 - 15 Street N.E., Unit 112

Calgary, Alberta

Canada T3K 2M4

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGH TIDE INC.
(Registrant)

Date: September 14, 2023	By	/s/ Raj Grover
Raj Grover
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1

Press Release dated September 14, 2023 - High Tide Reports Third Quarter 2023 Financial Results Featuring Positive Free Cash Flow of $4.1 Million and Fourth Consecutive Quarter of Record Revenue and Adjusted EBITDA of $124.4 Million and $10.2 Million, Respectively